                         Morgan Stanley Information Fund
                           1221 Avenue of the Americas
                               New York, NY 10020

August 1, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:    Larry Greene, Division of Investment Management
              Mail Stop 0505

RE:      MORGAN STANLEY INFORMATION FUND
         (FILE NO. 33-87472)

Dear Mr. Greene:

Thank you for your additional telephonic comment of July 28, 2005 regarding the registration statement on Form N-1A for Morgan Stanley Information Fund (the
"Fund") filed with the Securities and Exchange Commission on May 26, 2005.
Below, we provide our response to the Staff's comment, as requested.

COMMENT 1.     PLEASE SUPPLEMENTALLY EXPLAIN HOW THE FOLLOWING STATEMENT
               INCLUDED ON PAGE 1 OF THE PROSPECTUS IS CONSISTENT WITH THE 50%
               TEST THAT IS APPLIED TO INVESTMENT COMPANIES THAT INVEST IN A
               SPECIFIC COUNTRY OR REGION: "A COMPANY IS CONSIDERED TO BE IN THE
               COMMUNICATIONS AND INFORMATION INDUSTRY IF IT DERIVES AT LEAST
               35% OF ITS REVENUES OR EARNINGS FROM, OR DEVOTES AT LEAST 35% OF
               ITS ASSETS TO DESIGNING, DEVELOPING, MANUFACTURING, PROVIDING OR
               ENABLING THE FOLLOWING PRODUCTS AND SERVICES: REGULAR TELEPHONE
               SERVICE; COMMUNICATIONS EQUIPMENT AND SERVICES;..."

                    Response 1. Release No. IC-24828 states that "if an
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                    investment company uses a criterion that requires qualifying investments to be in issuers that derive a specified
                    proportion of their revenues or profits from goods produced or sold, investments made, or services performed in the
                    applicable country or region, or that have a specified
                    proportion of their assets in that country or region, the
                    [Securities and Exchange Commission], consistent with its
                    current position, would expect the proportion used to be at least 50%, in order for the investments to be deemed to be tied economically to the country or region." This
                    restriction is applied to investment companies that have
                    names that indicate an investment emphasis in certain
                    countries or geographical regions and is not applied to
                    investment companies that have names that indicate an
                    investment emphasis in certain investments or industries.
                    Therefore, we respectfully acknowledge your comment, but
                    believe that the disclosure as stated and applied to the
                    Fund is sufficient.

As you have requested and consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:

o    the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

o    the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

o    the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss this response in further detail or if you have any questions, please feel free to contact me at (630) 684-6301. Thank you.

Sincerely,

/s/ Elizabeth Nelson
--------------------
Elizabeth Nelson